UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cogentix Medical, Inc.

(Name of Subject Company (Issuer))

Camden Merger Sub, Inc.

(Offeror)

a direct wholly owned direct subsidiary of

LM US Parent, Inc.

(Parent of Offeror)

Investor AB

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19243A104

(CUSIP Number of Class of Securities)

Camden Merger Sub, Inc.

c/o Investor AB

Arsenalsgatan 8c

SE-103 32

Stockholm, Sweden

Attention: Petra Hedengra

Telephone: +46-735-24-20-9

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James C.H. Lee

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$239,148,088.52	$29,777.94

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 60,925,666 issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc. (the “Company”), multiplied by the offer price of $3.85 per Share; and (ii) 1,981,345 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $3.85 per Share, multiplied by $2.31, which is the offer price of $3.85 per Share minus the weighted average exercise price for such options of $1.54 per Share. The foregoing figures have been provided by the issuer to the offeror and are as of March 22, 2018, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Investor AB, a publicly held limited liability company organized under the laws of Sweden (“Investor AB”), LM US Parent, a Delaware corporation (“Parent”) controlled by Investor AB, and Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc. a Delaware corporation (the “Company”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of March 11, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of March 11, 2018 (as they may be amended from time to time, the “Tender and Support Agreements”), with each of Accelmed Growth Partners, L.P. and Lewis C. Pell, which are attached as Exhibits (d)(2) and (d)(3) hereto, respectively, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cogentix Medical, Inc., a Delaware corporation. The Company’s principal executive offices are located at 5420 Feltl Road, Minnetonka, Minnesota 55343. The Company’s telephone number is (952) 426-6140.

(b) This Schedule TO relates to the Shares of the Company. The Company has advised Purchaser and Parent that, as of March 22, 2018 (the most recent practicable date), 60,925,666 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Investor AB”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Investor AB”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b) and (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Investor AB”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Investor AB”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Investor AB”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 26, 2018.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated March 26, 2018.*

(a)(5)(i)	Press Release, dated as of March 12, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Camden Merger Sub, Inc. on March 12, 2018).

(a)(5)(ii)	Press Release issued by Cogentix Medical, Inc., dated as of March 12, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. on March 12, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2018, among Cogentix Medical, Inc., Camden Merger Sub, Inc. and LM US Parent, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(2)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Lewis C. Pell (incorporated by reference to Exhibit A to Exhibit 99.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(3)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(4)	Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(5)	Joinder, dated February 22, 2018 and executed by Lewis C. Pell and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(6)	Joinder, dated February 22, 2018 and executed by Accelmed Growth Partners, L.P. and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(7)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Lewis C. Pell*

(d)(8)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Accelmed Growth Partners Management Ltd.*

Exhibit No.	Description

(d)(9)	Exclusivity Agreement, dated as of February 11, 2018, among Laborie Medical Technologies Canada ULC, Cogentix Medical, Inc., Lewis C. Pell and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit (d)(9) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(10)	Equity Commitment Letter, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc., and Laborie Medical Technologies Canada ULC.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

Camden Merger Sub, Inc.

By:	/s/ Walt Stothers
Name: Walt Stothers
Title: Secretary

LM US Parent, Inc.

By:	/s/ Walt Stothers
Name: Walt Stothers
Title: Chief Financial Officer

Investor AB

By:	/s/ Petra Hedengran
Name: Petra Hedengran
Title: General Counsel

By:	/s/ Helena Saxon
Name: Helena Saxon
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 26, 2018.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated March 26, 2018.*

(a)(5)(i)	Press Release, dated as of March 12, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Camden Merger Sub, Inc. on March 12, 2018).

(a)(5)(ii)	Press Release issued by Cogentix Medical, Inc., dated as of March 12, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. on March 12, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2018, among Cogentix Medical, Inc., Camden Merger Sub, Inc. and LM US Parent, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(2)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Lewis C. Pell (incorporated by reference to Exhibit A to Exhibit 99.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(3)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(4)	Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(5)	Joinder, dated February 22, 2018 and executed by Lewis C. Pell and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(6)	Joinder, dated February 22, 2018 and executed by Accelmed Growth Partners, L.P. and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(7)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Lewis C. Pell*

(d)(8)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Accelmed Growth Partners Management Ltd.*

Exhibit No.	Description

(d)(9)	Exclusivity Agreement, dated as of February 11, 2018, among Laborie Medical Technologies Canada ULC, Cogentix Medical, Inc., Lewis C. Pell and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit (d)(9) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(10)	Equity Commitment Letter, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc., and Laborie Medical Technologies Canada ULC.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith